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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 15-12G

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                            Commission File Number 0-5781

                                Emex Corporation
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             (Exact name of registrant as specified in its charter)

          12600 West Colfax Ave., Suite C-500, Lakewood, Colorado 80215
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  Common Stock
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            (Title of each class of securities covered by this Form)

                                  Common Stock
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)  |_|           Rule 12h-3(b)(1)(i)   |_|
          Rule 12g-4(a)(1)(ii) |_|           Rule 12h-3(b)(1)(ii)  |_|
          Rule 12g-4(a)(2)(i)  |_|           Rule 12h-3(b)(2)(i)   |_|
          Rule 12g-4(a)(2)(ii) |_|           Rule 12h-3(b)(2)(ii)  |_|
          Rule 15d-6           |_|           Other                 |X|*

      * On December 31, 2002 the registrant filed for Bankruptcy protection and proceeded to liquidate its assets pursuant to Chapter 7 of the Bankruptcy Code. Upon filing for Bankruptcy, registrant ceased operations and wound up its business. The value of the liquidated assets was insufficient to fully satisfy the claims of creditors of the registrant, and the shareholders of the registrant were not eligible to, and did not, participate in any distribution of assets resulting from the Chapter 7 liquidation. In accordance with previous no-action letters issued by the Commission (see, e.g., Paiute Oil and Mining Corp., 1987 SEC No-Act. LEXIS 2459) the registrant ceased to file reports under the Securities Exchange Act of 1934, as amended. In order to prohibit the registrant from becoming a public shell, and possibly manipulated to the detriment of market participants, registrant files this Notice of Termination of Registration on this Form 15, which registrant believes to be in the public interest.

      Approximate number of holders of record as of the certification or notice date: 750

      Pursuant to the requirements of the Securities Exchange Act of 1934 Emex Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: 2-19-04                 By: /s/ Glenn R. Anstine
      -------                     ---------------------------------------------
                                  Glenn R. Anstine, not individually, but solely in his capacity as Chapter 7 Trustee of the Bankruptcy Estate of Emex Corporation.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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